New Product Launches and Strong Commercial Execution Drive Alcon's Second-Quarter 2026 Growth
•Second-quarter 2026 sales of $2.8 billion, up 8% on a reported basis, or up 7% constant currency1 (cc), versus second-quarter 2025
•Returned $538 million to shareholders through dividends and share repurchases on a year-to-date basis
•Updated full-year guidance - raised core operating margin and core diluted EPS growth
Ad Hoc Announcement Pursuant to Art. 53 LR
Geneva, August 10, 2026 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and six month periods ending June 30, 2026. For the second quarter of 2026, sales were $2.8 billion, up 8% on a reported basis and up 7% on a constant currency basis1, as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.00 and core diluted earnings per share2 of $0.84 in the second quarter of 2026.
"Our team delivered strong second-quarter results and executed well across the business," said David J. Endicott, Alcon's Chief Executive Officer. "UNITY, PanOptix Pro, TRYPTYR and other recent launches are driving growth and reinforcing the strength of our innovation engine. Across the portfolio, our innovative products continue to gain traction and expand our market positions, including contact lenses where we are continuing to gain share. With a robust pipeline and several important launches ahead, we are well positioned to deliver sustainable long-term growth and further strengthen our leadership in eye care."

Second-quarter and first-half 2026 key figures	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Net sales ($ millions)	2,782	2,577	5,467	5,028
Operating margin (%)	0.4	9.6	5.5	14.2
Diluted earnings per share ($)	0.00	0.35	0.39	1.06
Core results (non-IFRS measure)[2]
Core operating margin (%)	20.6	19.1	20.9	19.9
Core diluted earnings per share ($)	0.84	0.76	1.69	1.50
Cash flows ($ millions)
Net cash flows from operating activities			928	889
Free cash flow (non-IFRS measure)[3]			693	681
1.Constant currency (cc) is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
2.Core results, such as core gross margin, core operating income, core operating margin and core diluted EPS, are non-IFRS measures. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
3.Free cash flow is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

Second-quarter and first-half 2026 results
Reported net sales for the second quarter of 2026 were $2.8 billion, up 8% versus the second quarter of 2025. Excluding favorable currency impacts of 1%, sales were up 7% on a constant currency basis. Reported net sales for the first half of 2026 were $5.5 billion, up 9% versus the first half of 2025. Excluding favorable currency impacts of 2%, sales were up 7% on a constant currency basis.
The following table highlights net sales by segment for the second quarter and first half of 2026:

	Three months ended June 30		Change %		Six months ended June 30		Change %
($ millions unless indicated otherwise)	2026	2025	$	cc1 (non-IFRS measure)	2026	2025	$	cc1 (non-IFRS measure)

Surgical
Implantables	466	456	2	1	904	876	3	1
Consumables	825	777	6	5	1,594	1,489	7	5
Equipment/other	279	222	26	25	532	421	26	24
Total Surgical	1,570	1,455	8	7	3,030	2,786	9	7
Vision Care
Contact lenses	726	692	5	5	1,464	1,380	6	4
Ocular health	486	430	13	12	973	862	13	11
Total Vision Care	1,212	1,122	8	7	2,437	2,242	9	7
Net sales	2,782	2,577	8	7	5,467	5,028	9	7
Net sales by segment
Second quarter
Surgical
Surgical net sales were $1.6 billion, an increase of 8% on a reported basis and 7% on a constant currency basis versus the second quarter of 2025.
•Implantables net sales were $466 million, an increase of 2%. Excluding favorable currency impacts of 1%, Implantables net sales increased 1% constant currency. This growth was driven by an increase in IOLs of 2% constant currency, primarily driven by the strong performance of PanOptix Pro and reflecting competitive pressures, partially offset by lower sales in surgical glaucoma.
•Consumables net sales were $825 million, an increase of 6%. Excluding favorable currency impacts of 1%, Consumables net sales increased 5% constant currency. Growth was driven by procedural growth and price increases with continued softness in the cataract market.
•Equipment/other net sales were $279 million, an increase of 26%. Excluding favorable currency impacts of 1%, Equipment/other net sales increased 25% constant currency. This growth was led by recent equipment launches, including the Unity platform.
Vision Care
Vision Care net sales were $1.2 billion, an increase of 8% on a reported basis and 7% on a constant currency basis versus the second quarter of 2025.
•Contact lenses net sales were $726 million, an increase of 5% on a reported and constant currency basis. This growth reflects product innovation and price increases, partially offset by declines in legacy products.

•Ocular health net sales were $486 million, an increase of 13%. Excluding favorable currency impacts of 1%, Ocular health net sales increased 12% constant currency. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane.
First half
Surgical
Surgical net sales were $3.0 billion, an increase of 9% on a reported basis and 7% on a constant currency basis versus the first half of 2025.
•Implantables net sales were $904 million, an increase of 3%. Excluding favorable currency impacts of 2%, Implantables net sales increased 1% constant currency. This growth was driven by an increase in IOLs of 2% constant currency, primarily driven by the strong performance of PanOptix Pro and reflecting competitive pressures, partially offset by lower sales in surgical glaucoma.
•Consumables net sales were $1.6 billion, an increase of 7%. Excluding favorable currency impacts of 2%, Consumables net sales increased 5% constant currency. Growth was driven by procedural growth and price increases with continued softness in the cataract market.
•Equipment/other net sales were $532 million, an increase of 26%. Excluding favorable currency impacts of 2%, Equipment/other net sales increased 24% constant currency. This growth was led by recent equipment launches, including the Unity platform.
Vision Care
Vision Care net sales were $2.4 billion, an increase of 9% on a reported basis and 7% on a constant currency basis versus the first half of 2025.
•Contact lenses net sales were $1.5 billion, an increase of 6%. Excluding favorable currency impacts of 2%, Contact lenses net sales increased 4% constant currency. This growth reflects product innovation and price increases, partially offset by declines in legacy products.
•Ocular health net sales were $973 million, an increase of 13%. Excluding favorable currency impacts of 2%, Ocular health net sales increased 11% constant currency. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane.
Operating income
Second quarter
Operating income in the current year period was offset by the decision to discontinue the IOL programs acquired from PowerVision, Inc. in March 2019 ("PowerVision programs") following the analysis of the latest clinical study data. The PowerVision programs did not produce acceptable patient outcomes based principally on persistent unpredictable post-surgical visual outcomes reported in a subset of the patients that could not be resolved despite multiple development efforts. As part of the decision to discontinue the PowerVision programs, the Company recorded a pre-tax, non-cash net charge of $402 million (post-tax of $287 million) in the current year period. The net charge has no impact on the Company's cash position and does not change the Company’s previously communicated long-range financial objectives.

Operating income was $11 million (-96%, -97% cc), compared to $247 million in the prior year period. Operating margin decreased 9.2 percentage points on a reported basis and 9.3 percentage points on a constant currency basis. The current year period included a pre-tax, non-cash net charge of $402 million related to the discontinuation of the PowerVision programs discussed above, costs associated with efficiency measures and sales and marketing behind new product launches, partially offset by lower amortization, manufacturing efficiencies and $15 million of other revenue from a licensee. The prior year period included charges related to the discontinued commercialization of a Vision Care product and higher inventory-related costs.
Adjustments to arrive at core operating income in the current year period were $563 million, mainly due to a pre-tax, non-cash net charge of $402 million related to the discontinuation of the PowerVision programs, $128 million of amortization and $33 million of costs associated with efficiency measures. Adjustments to arrive at core operating income in the prior year period were $244 million, mainly due to $173 million of amortization and $44 million of product discontinuation charges.
Core operating income was $574 million (+17%, +16% cc), compared to $491 million in the prior year period. Core operating margin increased 1.5 percentage points on a reported basis and 1.6 percentage points on a constant currency basis. The current year period included manufacturing efficiencies and $15 million of other revenue from a licensee, partially offset by sales and marketing behind new product launches. The prior year period included higher inventory-related costs.
First half
Operating income was $303 million (-58%, -61% cc), compared to $715 million in the prior year period. Operating margin decreased 8.7 percentage points on a reported basis and 9.1 percentage points on a constant currency basis. The current year period included a pre-tax, non-cash net charge of $402 million related to the discontinuation of the PowerVision programs, costs associated with efficiency measures, sales and marketing behind new product launches, impairment charges related to a currently marketed product intangible asset and incremental tariffs, partially offset by lower amortization and manufacturing efficiencies. The prior year period included gains on fair value remeasurements of investments in associated companies, partially offset by charges related to the discontinued commercialization of a Vision Care product.
Adjustments to arrive at core operating income in the current year period were $840 million, mainly due to a pre-tax, non-cash net charge of $402 million related to the discontinuation of the PowerVision programs, $257 million of amortization, $121 million of costs associated with efficiency measures, $38 million of impairment charges related to a currently marketed product intangible asset and $21 million of acquisition and integration related items. Adjustments to arrive at core operating income in the prior year period were $287 million, mainly due to $345 million of amortization, $44 million of product discontinuation charges and $23 million of acquisition and integration related items, partially offset by gains of $142 million on fair value remeasurements of investments in associated companies.
Core operating income was $1.1 billion (+14%, +11% cc), compared to $1.0 billion in the prior year period. Core operating margin increased 1.0 percentage points on a reported basis and 0.9 percentage points on a constant currency basis. The current year period included manufacturing efficiencies, partially offset by sales and marketing behind new product launches and incremental tariffs.
Taxes
Second quarter
There was a reported tax benefit of $46 million in the current year period, compared to a tax expense of $23 million in the prior year period. The current year tax benefit was primarily driven by the reversal of deferred tax liabilities of $115 million related to the discontinuation of the PowerVision programs. The prior year period included a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and a net benefit from discrete tax items.

Core tax expense was $107 million, compared to $63 million in the prior year period, and the average core tax rate was 20.7%, compared to 14.2% in the prior year period. The increase in the average core tax rate was primarily driven by a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and a net benefit from discrete tax items in the prior year period.
First half
Reported tax expense was $5 million, compared to $87 million in the prior year period, and the average reported tax rate was 2.6%, compared to 14.2% in the prior year period. The average reported tax rate in the current year period was impacted by a $115 million tax benefit from the reversal of deferred tax liabilities related to the discontinuation of the PowerVision programs. The average reported rate in the prior year period included a non-taxable gain on the fair value remeasurement of an investment in an associated company and net benefits from discrete tax items.
Core tax expense was $209 million, compared to $160 million in the prior year period, and the average core tax rate was 20.2%, compared to 17.7% in the prior year period. The prior year period included net benefits from discrete tax items.
Diluted earnings per share
Second quarter
Diluted earnings per share of $0.00, compared to $0.35 in the prior year period, primarily as a result of a post-tax, non-cash net charge of approximately $287 million related to the discontinuation of the PowerVision programs. Core diluted earnings per share of $0.84 increased 11%, or 9% on a constant currency basis, versus the prior year period.
First half
Diluted earnings per share of $0.39 decreased 63%, or 68% on a constant currency basis, versus the prior year period, primarily due to a post-tax, non-cash net charge of approximately $287 million related to the discontinuation of the PowerVision programs and costs associated with efficiency measures. The prior year period included gains of $142 million on fair value remeasurements of investments in associated companies. Core diluted earnings per share of $1.69 increased 13%, or 10% on a constant currency basis, versus the prior year period.
Cash flow highlights
Net cash flows from operating activities amounted to $928 million for the first six months of 2026, compared to $889 million in the prior year period. Free cash flow was $693 million for the six months of 2026, compared to $681 million in the prior year period.

Capital allocation
The Company returned $469 million to shareholders in the second quarter, which included $174 million of dividends, and $295 million of share repurchases. As of June 30, 2026, the Company had approximately $1.2 billion remaining of its previously announced $1.5 billion authorization.
On a year-to-date basis through the second quarter, the Company has returned $538 million to shareholders through dividends and share repurchases.
Alcon continues to expect to fund the program through cash generated from operations. The program is subject to customary safe harbor conditions and authorization of the Swiss Takeover Board. The timing and total amount of share repurchases and cancellations will depend upon a variety of factors. The program is expected to be completed over a three-year period, but may be suspended or discontinued at any time.
Further information (including official publications in English, German and French) is available at https://investor.alcon.com/stock-information/share-repurchase-history/default.aspx.

2026 outlook
The Company updated its 2026 outlook as per the table below.

2026 outlook[4]	as of May	as of August	Comments
Net sales growth vs. prior year (cc)[1] (non-IFRS measure)	+5% to +7%	+5% to +7%	Maintained
Core operating margin[2] change vs. prior year (cc)[1] (non-IFRS measure)	+70 to +170 bps	+90 to +190 bps	Increased
Core diluted EPS[2] growth vs. prior year (cc)[1] (non-IFRS measure)	+10% to +13%	'+12% to +15%	Increased
This outlook assumes the following:
•Aggregated markets grow approximately 3% to 4%
•The Company expects a full-year tariff impact, net of mitigating actions and refunds, of approximately $40 million to $90 million, which is expected to pressure cost of net sales. This estimate assumes that the tariffs currently applicable to Alcon's business remain in effect through year-end, including U.S. import tariff rates of approximately 10% to 12.5%. This also reflects an anticipated refund of approximately $60 million from the U.S. government in the third quarter of 2026. Approximately two-thirds of the refund benefit is expected to be reinvested in the business.
•Exchange rates as of the end of July 2026 prevail through year-end
•As of the end of July the expected currency impact to:
◦Net sales growth is +90 basis points
◦Core operating margin rate is +10 basis points
◦Core diluted EPS growth is +170 basis points
•Non-operating expense5 for FY 2026 is expected to be between $200 and $220 million
•The core effective tax rate6 for FY 2026 is expected to be approximately 20%
•Capital expenditures are expected to be mid-single digits as a percentage of sales
•Approximately 488 million weighted-averaged diluted shares7

4.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
5.Non-operating income & expense includes interest expense, other financial income & expense and share of loss from associated companies.
6.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.
7.The estimated share count used in the Company's guidance excludes any potential benefit from future share repurchase activity.

Other Notable Accomplishments
•Earned MedTech Breakthrough’s 2026 Best Practice Management Solution award for Alcon’s Adi Digital Ecosystem, recognizing its role in modernizing cataract surgery workflows by connecting inventory management, online ordering and clinic-to-OR coordination.
•Showcased Alcon’s thought leadership at the 2026 American Society of Cataract and Refractive Surgery (ASCRS) Annual Meeting in Washington, D.C., with more than 60 scientific presentations and peer-to-peer educational symposia highlighting the company’s clinical and technology innovation.
•Advanced ophthalmic innovation through Alcon’s partnership with ARVO, a global association for eye and vision researchers. The 2026 Live Eye Pitch Event spotlights emerging eye and vision research and connects the winner to Alcon Seed Fund diligence for potential investment.
•Celebrated more than 30 years of Alcon WaveLight innovation, reinforcing three decades of precision engineering, bold innovation and commitment to advancing quality eye care.
•Announced a non-exclusive collaboration with RxSight to jointly develop adjustable presbyopia-correcting intraocular lenses, combining Alcon’s PCIOL optical designs with RxSight’s post-operative light-adjustable technology to help surgeons fine-tune visual outcomes after cataract surgery.
•Engaged nearly 5,200 employees in Alcon in Action, the company’s annual global volunteer initiative, supporting communities across 32 countries through health, nutrition, housing and environmental initiatives.
•Earned global recognition as an employer of choice, including honors from Forbes, Ethisphere and the Human Rights Campaign.
•Expanded Alcon Cares' impact through $23.4 million of product donations year-to-date, supporting medical missions, patient assistance and disaster relief programs, while placing donated equipment across 12 charitable care initiatives globally.

Webcast and Conference Call Instructions
The Company will host a conference call on August 11 2026 at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Time to discuss its second-quarter 2026 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, i.e. investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event. To listen the Company's conference call, click on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2026/Alcons-Second-Quarter-2026-Earnings-Call-2026-fRS9bIWOaB/default.aspx
The Company's second-quarter 2026 press release, interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2026/Alcons-Second-Quarter-2026-Earnings-Call-2026-fRS9bIWOaB/default.aspx
Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our 2026 outlook, liquidity, revenue, revenue growth, gross margin, operating margin, core operating margin, core operating margin growth, effective tax rate, foreign currency exchange movements, tariff impact, nonoperating expenses, earnings per share, earnings per share growth, operating cash flow, free cash flow, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches and technology failures that could disrupt operations; our ability to effectively manage the risks associated with transformational information technology changes such as the ethical use of artificial intelligence and disruptive technologies and the migration to cloud-based platforms; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our reliance on outsourcing key business functions; the increasingly challenging economic, political and legal environment in China; global and regional economic, financial, monetary, legal, tax, political and social change; our ability to comply with anti-corruption, anti-bribery, export control, trade sanction, or similar laws; our ability to attract and retain qualified personnel; our ability to manage the risks associated with operating as a third party contract manufacturer; our success in completing strategic acquisitions, including equity investments in early-stage companies, on favorable terms or at all, and in integrating acquired businesses; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to manage the rapid evolution and adoption of artificial intelligence; terrorism, war and similar events; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; our ability to manage social impact and sustainability matters; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets, and the adequacy of our financial reporting, accounting practices and internal controls; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise. We also undertake no obligation to update the 2026 outlook as circumstances evolve.
Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency, EBITDA, free cash flow and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.

Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, all fair value adjustments to contingent considerations from acquisitions, other than changes due to the time value of money, product discontinuation charges, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, fair value remeasurements of investments in associated companies and certain acquisition related items. The following items that exceed a threshold of $10 million, are not operating expenses necessary to the operation of the business and have costs that will vary over periods and are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for certain items such as legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments, including time deposits, and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, core gross margins, operating income margins and core operating income margins are calculated based upon net sales unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended June 30				Six months ended June 30
($ millions unless indicated otherwise)	2026		2025		2026		2025

United States	1,241	45%	1,160	45%	2,469	45%	2,297	46%
International	1,541	55%	1,417	55%	2,998	55%	2,731	54%
Net sales	2,782	100%	2,577	100%	5,467	100%	5,028	100%

Consolidated Income Statement (unaudited)

	Three months ended June 30		Six months ended June 30
($ millions except earnings per share)	2026	2025	2026	2025

Net sales	2,782	2,577	5,467	5,028
Other revenues	41	19	62	41
Net sales and other revenues	2,823	2,596	5,529	5,069
Cost of net sales	(1,130)	(1,196)	(2,293)	(2,267)
Cost of other revenues	(18)	(12)	(36)	(31)
Gross profit	1,675	1,388	3,200	2,771
Selling, general & administration	(964)	(870)	(1,846)	(1,683)
Research & development	(663)	(245)	(908)	(467)
Other income	6	5	17	154
Other expense	(43)	(31)	(160)	(60)
Operating income	11	247	303	715
Interest expense	(53)	(51)	(105)	(100)
Other financial income & expense	—	4	2	13
Share of loss from associated companies	(4)	(1)	(6)	(15)
(Loss)/income before taxes	(46)	199	194	613
Taxes	46	(23)	(5)	(87)
Net income	—	176	189	526
Net income attributable to:
Shareholders of Alcon Inc.	—	176	189	526
Non-controlling interests	—	—	—	—

Earnings per share ($)(1)
Basic	0.00	0.36	0.39	1.06
Diluted	0.00	0.35	0.39	1.06

Weighted average number of shares outstanding (millions)
Basic	486.7	495.2	486.9	495.2
Diluted	488.7	497.9	489.4	497.9
(1) Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.

Segment contribution

	Three months ended June 30				Six months ended June 30
			Change %				Change %
($ millions unless indicated otherwise)	2026	2025	$	cc(1) (non-IFRS measure)	2026	2025	$	cc(1) (non-IFRS measure)

Surgical segment contribution	392	378	4	2	759	714	6	3
As % of net sales	25.0	26.0			25.0	25.6
Vision Care segment contribution	283	208	36	37	577	489	18	17
As % of net sales	23.3	18.5			23.7	21.8
Not allocated to segments	(664)	(339)	(96)	(96)	(1,033)	(488)	(112)	(111)
Operating income	11	247	(96)	(97)	303	715	(58)	(61)
Core adjustments (non-IFRS measure)(1)	563	244			840	287
Core operating income (non-IFRS measure)(1)	574	491	17	16	1,143	1,002	14	11
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Operating income

	Three months ended June 30				Six months ended June 30
			Change %				Change %
($ millions unless indicated otherwise)	2026	2025	$	cc(1) (non-IFRS measure)	2026	2025	$	cc(1) (non-IFRS measure)

Cost of net sales	(1,130)	(1,196)	6	6	(2,293)	(2,267)	(1)	—
Gross profit	1,675	1,388	21	20	3,200	2,771	15	13
Gross margin (%)	60.2	53.9			58.5	55.1
Selling, general & administration	(964)	(870)	(11)	(10)	(1,846)	(1,683)	(10)	(8)
Research & development	(663)	(245)	(171)	(170)	(908)	(467)	(94)	(93)
Other income	6	5	20	8	17	154	(89)	(89)
Other expense	(43)	(31)	(39)	(33)	(160)	(60)	(167)	(161)
Operating income	11	247	(96)	(97)	303	715	(58)	(61)
Operating margin (%)	0.4	9.6			5.5	14.2

Core results (non-IFRS measure)(1)
Core gross profit	1,799	1,604	12	11	3,490	3,154	11	8
Core gross margin (%)	64.7	62.2			63.8	62.7
Core operating income	574	491	17	16	1,143	1,002	14	11
Core operating margin (%)	20.6	19.1			20.9	19.9
(1)    Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Non-operating income & expense

	Three months ended June 30				Six months ended June 30
			Change %				Change %
($ millions unless indicated otherwise)	2026	2025	$	cc(1) (non-IFRS measure)	2026	2025	$	cc(1) (non-IFRS measure)

Operating income	11	247	(96)	(97)	303	715	(58)	(61)
Interest expense	(53)	(51)	(4)	(4)	(105)	(100)	(5)	(4)
Other financial income & expense	—	4	(100)	(108)	2	13	(85)	(89)
Share of loss from associated companies	(4)	(1)	(300)	(230)	(6)	(15)	60	64
(Loss)/income before taxes	(46)	199	nm	nm	194	613	(68)	(73)
Taxes	46	(23)	nm	nm	(5)	(87)	94	94
Net income	—	176	(100)	(104)	189	526	(64)	(69)
Net income attributable to:
Shareholders of Alcon Inc.	—	176	(100)	(104)	189	526	(64)	(69)
Non-controlling interests	—	—	—	—	—	—	—	—
Basic earnings per share ($)(2)	0.00	0.36	(100)	(104)	0.39	1.06	(63)	(68)
Diluted earnings per share ($)(2)	0.00	0.35	(100)	(104)	0.39	1.06	(63)	(68)

Core results (non-IFRS measure)(1)
Core taxes	(107)	(63)	(70)	(73)	(209)	(160)	(31)	(28)
Core net income	410	380	8	7	825	745	11	8
Core net income attributable to:
Shareholders of Alcon Inc.	410	380	8	7	825	745	11	8
Non-controlling interests	—	—	—	—	—	—	—	—
Core basic earnings per share ($)(2)	0.84	0.77	9	9	1.69	1.50	13	10
Core diluted earnings per share ($)(2)	0.84	0.76	11	9	1.69	1.50	13	10
nm = not meaningful
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.
(2)Earnings per share and core earnings per share are calculated on the amount of net income and core net income, respectively, attributable to shareholders of Alcon Inc.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended June 30, 2026

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Discontinuation of the PowerVision programs(2)	Efficiency measures(6)	Other items(9)	Core results (non-IFRS measure)
Gross profit	1,675	124	—	—	—	1,799
Operating income	11	128	402	33	—	574
(Loss)/income before taxes	(46)	128	402	33	—	517
Taxes(10)	46	(21)	(115)	(6)	(11)	(107)
Net income	—	107	287	27	(11)	410
Net income attributable to:
Shareholders of Alcon Inc.	—	107	287	27	(11)	410
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(11)	0.00					0.84
Diluted earnings per share ($)(11)	0.00					0.84
Basic - weighted average shares outstanding (millions)(11)	486.7					486.7
Diluted - weighted average shares outstanding (millions)(11)	488.7					488.7
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended June 30, 2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Acquisition and integration related items(5)	Legal items(7)	Product discontinuation(8)	Other items(9)	Core results (non-IFRS measure)
Gross profit	1,388	172	—	—	44	—	1,604
Operating income	247	173	10	17	44	—	491
Income before taxes	199	173	10	17	44	—	443
Taxes(10)	(23)	(32)	(2)	(4)	(10)	8	(63)
Net income	176	141	8	13	34	8	380
Net income attributable to:
Shareholders of Alcon Inc.	176	141	8	13	34	8	380
Non-controlling interests	—	—	—	—	—	—	—
Basic earnings per share ($)(11)	0.36						0.77
Diluted earnings per share ($)(11)	0.35						0.76
Basic - weighted average shares outstanding (millions)(11)	495.2						495.2
Diluted - weighted average shares outstanding (millions)(11)	497.9						497.9
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Six months ended June 30, 2026

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Discontinuation of the PowerVision programs(2)	Impairments(3)	Acquisition and integration related items(5)	Efficiency measures(6)	Other items(9)	Core results (non-IFRS measure)
Gross profit	3,200	251	—	38	1	—	—	3,490
Operating income	303	257	402	38	21	121	1	1,143
Income before taxes	194	257	402	38	21	121	1	1,034
Taxes(10)	(5)	(44)	(115)	(6)	(4)	(23)	(12)	(209)
Net income	189	213	287	32	17	98	(11)	825
Net income attributable to:
Shareholders of Alcon Inc.	189	213	287	32	17	98	(11)	825
Non-controlling interests	—	—	—	—	—	—	—	—
Basic earnings per share ($)(11)	0.39							1.69
Diluted earnings per share ($)(11)	0.39							1.69
Basic - weighted average shares outstanding (millions)(11)	486.9							486.9
Diluted - weighted average shares outstanding (millions)(11)	489.4							489.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Six months ended June 30, 2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Gains on investments in associated companies(4)	Acquisition and integration related items(5)	Legal items(7)	Product discontinuation(8)	Other items(9)	Core results (non-IFRS measure)
Gross profit	2,771	339	—	—	—	44	—	3,154
Operating income	715	345	(142)	23	17	44	—	1,002
Income before taxes	613	345	(142)	23	17	44	5	905
Taxes(10)	(87)	(62)	—	(5)	(4)	(10)	8	(160)
Net income	526	283	(142)	18	13	34	13	745
Net income attributable to:
Shareholders of Alcon Inc.	526	283	(142)	18	13	34	13	745
Non-controlling interests	—	—	—	—	—	—	—	—
Basic earnings per share ($)(11)	1.06							1.50
Diluted earnings per share ($)(11)	1.06							1.50
Basic - weighted average shares outstanding (millions)(11)	495.2							495.2
Diluted - weighted average shares outstanding (millions)(11)	497.9							497.9
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes amortization for all intangible assets other than software.
(2)    For the three and six months ended June 30, 2026, includes a post-tax, non-cash net charge of approximately $287 million related to the discontinuation of the PowerVision programs, including $505 million for the full impairment of an intangible asset, partially offset by $103 million for a fair value adjustment to contingent consideration liabilities and a $115 million tax benefit driven by the reversal of deferred tax liabilities.
(3)    Includes impairment charges related to a currently marketed product intangible asset.
(4)    For the six months ended June 30, 2025, includes gains on fair value remeasurements of investments in associated companies.
(5)    For the three months ended June 30, 2025, Operating income includes $9 million of direct acquisition costs and $1 million of integration related costs related to acquisitions. Acquisition costs primarily include third party professional services for legal and due diligence fees. Integration related costs include third party professional services and accelerated equity-based compensation expense.
For the six months ended June 30, 2026, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes $20 million of direct acquisition costs. Acquisition costs include third party professional services for legal fees and other transaction related costs.
For the six months ended June 30, 2025, Operating income includes $16 million of direct acquisition costs and $7 million of integration related costs related to acquisitions. Acquisition costs primarily include third party professional services for legal, banker, due diligence and accounting fees. Integration related costs include severance of $3 million, accelerated equity-based compensation expense of $3 million and third party professional services of $1 million.
(6)    For the three and six months ended June 30, 2026, includes restructuring costs, third party consulting fees and other direct costs related to efficiency initiatives. These efficiency measures were announced in February 2026 and implementation is expected to be completed this year.
(7)    For the three and six months ended June 30, 2025, includes provisions for legal matters.
(8)    For the three and six months ended June 30, 2025, includes charges related to the discontinued commercialization of a product in the Vision Care reportable segment, including $43 million for the full impairment of the intangible asset and $1 million in related costs, primarily related to inventory provisions.
(9)    For the three months ended June 30, 2026, Operating income includes the amortization of option rights, offset by fair value adjustments of financial assets.
For the six months ended June 30, 2026, Operating income includes the amortization of option rights, partially offset by fair value adjustments of financial assets.
For the six months ended June 30, 2025, Income before taxes includes core adjustments recognized for Aurion in Share of loss from associated companies. The expenses were incurred upon change in control from Alcon's acquisition of a majority interest in Aurion and include accelerated equity-based compensation expense of $2 million, third party professional services of $2 million for legal and accounting fees and third party bank fees of $1 million.
(10)    For the three months ended June 30, 2026, total tax adjustments of $153 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $563 million totaled $142 million with an average tax rate of 25.2%. Core tax adjustments for discrete tax items totaled $11 million.
For the three months ended June 30, 2025, total tax adjustments of $40 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $244 million totaled $48 million with an average tax rate of 19.7%. Core tax adjustments for discrete tax items totaled $8 million.
For the six months ended June 30, 2026, total tax adjustments of $204 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $840 million totaled $192 million with an average tax rate of 22.9%. Core tax adjustments for discrete tax items totaled $12 million.
For the six months ended June 30, 2025, total tax adjustments of $73 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Operating income core adjustments totaled $287 million. Excluding the non-taxable gain of $136 million on fair value remeasurement of Alcon's investment in Aurion, core adjustments to operating income totaled $423 million. The associated tax effect amounted to $81 million with an average tax rate of 19.1%. Core tax adjustments for discrete tax items totaled $8 million.
(11)    Core basic earnings per share is calculated using core net income attributable to shareholders of Alcon Inc. and the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025

Net income	—	176	189	526
Taxes	(46)	23	5	87
Depreciation of property, plant & equipment	111	103	219	201
Depreciation of right-of-use assets	25	22	49	43
Amortization of intangible assets	152	194	304	385
Impairments of property, plant & equipment and intangible assets	505	43	543	43
Interest expense	53	51	105	100
Other financial income & expense	—	(4)	(2)	(13)
EBITDA	800	608	1,412	1,372

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Six months ended June 30
($ millions)	2026	2025

Net cash flows from operating activities	928	889
Net cash flows used in investing activities	(440)	(732)
Net cash flows used in financing activities	(643)	(479)
Effect of exchange rate changes on cash and cash equivalents	(17)	54
Net change in cash and cash equivalents	(172)	(268)
Change in derivative financial instrument assets	10	(5)
Change in time deposits with original maturity greater than three months	21	(153)
Change in current and non-current financial debts	18	(102)
Change in net (debt)	(123)	(528)
Net (debt) at January 1	(3,125)	(2,802)
Net (debt) at June 30	(3,248)	(3,330)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At June 30, 2026	At December 31, 2025
Current financial debt	(570)	(575)
Non-current financial debt	(4,149)	(4,162)
Total financial debt	(4,719)	(4,737)

Less liquidity:
Cash and cash equivalents	1,355	1,527
Time deposits with original maturity greater than three months	101	80
Derivative financial instruments	15	5
Total liquidity	1,471	1,612
Net (debt)	(3,248)	(3,125)

Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the six months ended June 30, 2026 and 2025, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Six months ended June 30
($ millions)	2026	2025
Net cash flows from operating activities	928	889
Purchase of property, plant & equipment	(235)	(208)
Free cash flow	693	681

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries and territories each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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